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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 11-K


      (Mark One)

                [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

                                       OR

                [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM __________ TO __________


                         COMMISSION FILE NO. 001-06702


         A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                               NEXEN SAVINGS PLAN
                        5601 Granite Parkway Suite 1400
                            Plano, Texas 75024-6654

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                   NEXEN INC.
                              801 - 7th Avenue SW
                        Calgary, Alberta, Canada T2P 3P7

NEXEN SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2009 AND 2008

                                C O N T E N T S

                                                                           Page


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM......................1


FINANCIAL STATEMENTS

     Statements of Net Assets Available for Benefits.........................2

     Statements of Changes in Net Assets Available for Benefits..............3

     Notes to Financial Statements...........................................4


SUPPLEMENTAL SCHEDULE *

     Schedule H, line 4i - Schedule of Assets (Held at End of Year).........19



     * Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                  [LETTERHEAD OF WEAVER AND TIDWELL, L.L.P.]



                        REPORT OF INDEPENDENT REGISTERED
                             PUBLIC ACCOUNTING FIRM


To the Administrative Committee
NEXEN SAVINGS PLAN
Plano, Texas

We have audited the accompanying statements of net assets available for benefits of the (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nexen Savings Plan as of December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Dallas, Texas
June 23, 2010

                               NEXEN SAVINGS PLAN
                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2009 AND 2008


                                                                      2009            2008
                                                               --------------  --------------
                                     ASSETS
     Cash                                                       $    183,602    $    197,139
     Investments, at fair value                                   74,560,448      37,692,731
     Investment trades receivable                                    124,819            -
     Accrued dividends receivable                                       -             26,221
     Participant loans                                               804,239         808,274
                                                               --------------  --------------

TOTAL ASSETS                                                      75,673,108      38,724,365
                                                               --------------  --------------

                                   LIABILITIES
     Due to broker                                                   183,942         172,448
     Other payables                                                     -                  5
                                                               --------------  --------------

TOTAL LIABILITIES                                                    183,942         172,453
                                                               --------------  --------------

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE                   75,489,166      38,551,912

     Adjustment from fair value to contract value for
         fully benefit-responsive investment contracts               (68,943)        219,680
                                                               --------------  --------------

NET ASSETS AVAILABLE FOR BENEFITS                               $ 75,420,223    $ 38,771,592
                                                               ==============  ==============



The Notes to Financial Statements are
an integral part of these statements.

                               NEXEN SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008


                                                                  2009              2008
                                                           ----------------------------------
ADDITIONS
     Investment income:
         Net appreciation (depreciation)
            in fair value of investments                     $  11,012,611     $ (20,741,133)
         Interest                                                   54,760            75,112
         Dividends                                                 616,717         1,454,258
                                                           ----------------   ---------------

                                                                11,684,088       (19,211,763)
                                                           ----------------   ---------------

     Contributions:
         Participants                                            3,280,741         2,883,061
         Employer                                                2,196,049         1,862,516
         Rollover                                                      315           109,074
                                                           ----------------   ---------------

                                                                 5,477,105         4,854,651
                                                           ----------------   ---------------

     Other income                                                    7,747              -
     Transfer into plan                                         22,313,374            64,116
                                                           ----------------   ---------------


NET ADDITIONS                                                   39,482,314       (14,292,996)
                                                           ----------------   ---------------

DEDUCTIONS

     Benefits paid to participants                               2,828,467         5,724,076
     Administrative expenses                                         5,216             4,656
                                                           ----------------   ---------------

TOTAL DEDUCTIONS                                                 2,833,683         5,728,732
                                                           ----------------   ---------------

NET INCREASE (DECREASE) IN NET
     ASSETS AVAILABLE                                           36,648,631       (20,021,728)

NET ASSETS AVAILABLE FOR BENEFITS,
     BEGINNING OF YEAR                                          38,771,592        58,793,320
                                                           ----------------   ---------------

NET ASSETS AVAILABLE FOR BENEFITS,
      END OF YEAR                                            $  75,420,223      $ 38,771,592
                                                           ================   ===============



The Notes to Financial Statements are
an integral part of these statements.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1.   DESCRIPTION OF THE PLAN

     The following description of the (the Plan) is provided for general information purposes only. More complete information regarding the Plan's provisions may be found in the Plan Document.

     GENERAL

         The Plan is a defined contribution plan that was adopted September 1, 1988, and amended and restated effective January 1, 2002, to provide eligible employees of Nexen Petroleum U.S.A. Inc. (the Company) and Nexen Marketing U.S.A. Inc. (the Participating Employers), wholly owned subsidiaries of Nexen Inc., a method to meet their long-range financial objectives under the requirements of Section 401(k) of the Internal Revenue Code.

         Charles Schwab Trust Company (the Trustee) is the Plan trustee, and the recordkeeping function is performed by Schwab Retirement Services Company, formerly known as "The 401(k) Company" (the Recordkeeper).

         On December 31, 2009, the Company merged the Nexen Pension Plan into the Nexen Savings Plan. All investments were reregistered to the Nexen Savings Plan from the Nexen Pension Plan, and a transfer into the Nexen Savings Plan in the amount of $22,313,374 was recognized and reflected on the statement of changes in net assets available for benefits. Effective January 1, 2010, the Nexen Savings Plan was renamed as the Nexen 401(k) Savings and Pension Plan.

     ELIGIBILITY

         All regular employees of the Company and Participating Employers who are 18 years of age and over are eligible to participate in the Plan on the entry date coinciding with or following the date the employee attains age 18.

     CONTRIBUTIONS

         Participant contributions are made on a voluntary basis and directly withheld from the participant's eligible compensation, as defined in the Plan Document. The Plan offers participants the option of making Salary Deferral Contributions and/or Roth 401(k) Contributions. Contributions may be made with: pretax dollars; after-tax dollars; or a combination of pretax and after-tax dollars. Eligible compensation excludes overtime and bonuses. Participants are immediately vested in their employee contribution account and actual earnings thereon.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1.   DESCRIPTION OF THE PLAN - CONTINUED

     CONTRIBUTIONS - CONTIUED

         The Company and Participating Employers will match 100% of Participant contributions up to 6% of the Participant's eligible compensation. Participants are immediately 100% vested in their employer matching account.

         The Company and Participating Employers will begin making a pension contribution to the Plan effective January 1, 2010. The contribution is equivalent to the former pension plan contribution in the Nexen Pension Plan which is 6% of an eligible participant's compensation up to the social security wage base and 11.5% thereafter until the compensation limit is reached.

     VESTING

         Vesting in the Plan is based on the following schedule:

                                             Vested Percentage
                                  --------------------------------------------

           Years of Credited        401(k) Matching          Employer Pension
               Service                 Account                  Account
         --------------------     --------------------------------------------
         Less than 2                      100%                       0%
         2 or more                        100%                      100%


     FORFEITURES

         At December 31, 2009, forfeited amounts totaling $69,457 related to the Nexen Pension Plan were transferred into the Nexen Savings Plan. Forfeitures from the Nexen Pension Plan which were transferred into the Nexen Savings Plan related to non-vested interest in terminated employees pension accounts which are to be used to: (a) restore any prior forfeited amounts in an employee's account whom was previously terminated, rehired, and meets the requirements to receive their original nonvested portion which had been forfeited, (b) used to pay any reasonable and necessary expenses incurred in connection with the administration of the Plan as the Plan's Administrative Committee directs, or (c) applied to reduce the amount of matching contributions and employee pension contributions the employer would otherwise make under the terms of the Plan. As of December 31, 2009 and 2008 unallocated forfeitures totaled $69,457 and $72,264, respectively.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1.   DESCRIPTION OF THE PLAN - CONTINUED

     INVESTMENTS

         The Plan's investment options are: (1) Charles Schwab Stable Value Fund, Select Unit Class (2) Vanguard Total Bond Market Index Signal,
         (3) American Century Real Estate Investment Fund, (4) Royce Value Service Fund, (5) DWS Equity 500 Index S Fund, (6) American Funds Growth Fund of America A, (7) First Eagle Overseas Fund A, (8) American Funds EuroPacific Gr A, (9) American Funds Washington Mutual A, (10) Oppenheimer Developing Markets Fund A, (11) Third Avenue Value Insti Cl, (12) American Beacon Small Cp Val Inv, (13) Federated Capital Reserves, and (14) Nexen Inc. Stock Fund. All Company and Participating Employers' contributions are invested in accordance with the investment choices selected by each respective Participant.

     PAYMENTS OF BENEFITS

         Distribution of a Participant's entire account becomes due in three ways: (1) upon termination of employment, (2) death, or (3) disability, as defined in the Plan Document. At the option of the Participant or beneficiary, such account balances may be distributed in a lump-sum payment or via periodic installment payments as described in the Plan Document.

         Withdrawals from the Plan by active Participants are permitted for specific instances of financial hardship and age 59 1/2 withdrawals, which can be made once every six months. Once per Plan year, a Participant may withdraw a portion or all of his or her after-tax and rollover account, subject to a $250 minimum.

     BASIS OF ACCOUNTING

         The financial statements of the Plan are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Current year contributions, expenses, and investment income, including both interest and dividends, which are not received or paid until the subsequent year, are accrued in the current year. Benefits are recorded when paid.

     USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from net assets available for benefits during the reporting period. Actual results could differ from those estimates.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     INVESTMENTS

         Investments are stated at fair value based on quoted market prices at the Plan's year end. Purchases and sales of investments are recorded on a trade date basis. Participants may direct their contributions and any related earnings into many distinct investment options, including the Nexen Inc. Stock Fund. Interest is allocated to Participant accounts on a pro-rata basis depending on the Participants' account balance. Dividends are allocated based on the number of shares in a Participant's account.

     NATURE OF INVESTMENT CONTRACTS

         The Plan's Charles Schwab Stable Value Class S Fund (the Fund) invests primarily in wrap contracts (also known as synthetic GICs). In a wrap contract, the underlying investments are owned by the Fund and held in trust for plan participants. The Fund purchases wrap contracts from high-quality insurance companies or banks that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement). Under the terms of the wrap contract, the realized and unrealized gains and losses on the underlying investments are, in effect, amortized over the duration of the underlying investments, through adjustments to the future contract interest crediting rate (which is the rate earned by participants in the Fund for the underlying investments). The wrap contract provides that the adjustments to the interest crediting will not result in a future interest crediting rate that is less than zero. This ensures that participants' principal and accrued interest will be protected.

         In general, if the contract value of the wrap agreement exceeds the market value of the underlying investments (including accrued interest), the wrap issuer becomes obligated to pay that difference to the Fund in the event that shareholder redemptions result in a total liquidation. In the event that there are partial shareholder redemptions that would otherwise cause the contract's crediting rate to fall below zero percent, the wrap issuer is obligated to contribute to the Fund an amount necessary to maintain the contract's crediting rate at least zero percent. The circumstance under which payments are made and the timing of payments between the Fund and the wrap issuer may vary based on the terms of the wrap contract.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     NATURE OF INVESTMENT CONTRACTS - CONTINUED

         In certain circumstances, the amount withdrawn from the wrap contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, the employer elects to withdraw from a wrap contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrap contract issuer's underwriting criteria for issuance of a clone wrap contract.

         While it is possible that some of the plans participating in the Fund may experience plan terminations or other events that would trigger fair value payouts under the Fund's wrap agreements, based on prior experience, management of the Fund believes it is not probable that such events would be of sufficient magnitude to limit the ability of the Fund to transact at contract value with the participants in the Fund. Given that such events are beyond the control of the Plan, however, there can be no guarantee that this will be the case.

         Average yields for Charles Schwab Stable Value Fund

                                                                  Year ended
                                                                 December 31,
                                                               ---------------
                                                                2009     2008
                                                               ------   ------
           Based on actual earnings (at fair value)             2.65%    5.25%
           Based on interest rate credited to
                participants (at fair value)                    3.06%    3.72%

         The Plan follows current guidance on investment contracts held by a defined-contribution plan which requires these types of investments to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     MARKET AND CREDIT RISKS

         The Plan invests in a variety of investments. Investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that the changes in the values of the investments will occur in the near term and that such changes could materially affect the amount reported in the Plan's statement of net assets available for benefits.

     ADMINISTRATION

         The Plan is administered by the Administrative Committee, which is composed of members who are either officers or employees of the Company. Investment options for the Plan are selected by the Benefit Plan Design Committee from funds available through the Recordkeeper. Some of the fund providers charge 12b-1 fees at the fund level before earnings are paid to investors.

         The Recordkeeper receives fees from these fund providers from 12b-1 fees charged to the funds. 12b-1 fees received by the Recordkeeper are based on Plan assets invested in each fund. Similarly, all Trustee fees for the Plan are received from 12b-1 fees charged to the funds. 12b-1 fees received by the Trustee are also based on Plan assets invested in each fund.

     LOANS TO PARTICIPANTS

         Participant loans receivable are stated at cost, which approximates fair value. A Participant may borrow up to the lesser of 50% of his or her vested account balance or $50,000 with a minimum loan amount of $1,000. The vested account balance for loans does not include pension sources. Loans are repayable through payroll deductions over periods ranging up to 60 months. Participants are charged a $50 loan set-up fee with a $2 monthly maintenance fee per loan. The loans are secured by a lien on the borrower's vested account balance in the Plan and bear interest at rates based on prevailing market conditions. Interest rates on outstanding loans ranged from 4.43% to 9.13% at December 31, 2009.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     PLAN TERMINATION

         Although it has not expressed any intention to do so, the Company has the right to terminate the Plan pursuant to provisions set forth by the Plan Document and subject to the provisions of ERISA. In the event of Plan termination, each Participant's account shall become fully vested and Participants will be entitled to distributions of their entire accounts.

     NEW ACCOUNTING PRONOUNCEMENTS

         In April 2009, the FASB issued guidance under ASC 820 for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. This standard incorporates a two-step process to determine whether a market is not active and a transaction is not distressed. The Plan adopted guidance under this standard for the Plan year ended December 31, 2009. The effects of adopting this standard did not have a material impact on the Plan's financial statements.

         In June 2009, the FASB issued guidance which requires companies to recognize in the financial statements the effects of subsequent events that provide additional evidence about conditions that existed at the date of the Statement of Net Assets Available for Benefits, including the estimates inherent in the process of preparing financial statements. Companies are not permitted to recognize subsequent events that provide evidence about conditions that did not exist at the date of the Statement of Net Assets Available for Benefits but arose after the Statement of Net Assets Available for Benefits date and before financial statements are issued. Some non-recognized subsequent events must be disclosed to keep the financial statements from being misleading. For such events a company must disclose the nature of the event, an estimate of its financial effect, or a statement that such an estimate cannot be made. This guidance applies prospectively for interim or annual financial periods ending after June 15, 2009. The adoption of this guidance did not affect the financial condition or income and changes in Plan net assets. The Plan has evaluated its subsequent events through June 23, 2010, the date the financial statements are available to be issued.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

     NEW ACCOUNTING PRONOUNCEMENTS - CONTINUED

         In June 2009, the FASB issued guidance which established the "FASB Accounting Standards Codification" (Codification) as the single source of authoritative nongovernmental U.S. GAAP which was launched on July 1, 2009. The Codification does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for interim and annual periods ending after September 15, 2009 and did not have an impact on the Plan's financial statements.


NOTE 3.   INVESTMENT PROGRAMS

     As  of  December  31,  2009,  the  investment   alternatives  include  the
     following:

         NEXEN INC. STOCK FUND - provides ownership interest in Nexen Inc. common stock. Quarterly blackout periods apply to this fund and during such blackout periods, participants are unable to purchase or sell shares of Nexen Inc. common stock.

         CHARLES SCHWAB STABLE VALUE FUND, SELECT UNIT CLASS - The Charles Schwab Stable Value Fund is a collective investment trust fund that allows participants to invest in stable value assets. The fund seeks to provide investors with a stable rate of return while preserving principal and maintaining liquidity.

         AMERICAN BEACON SMALL CP VAL INV - is a small value fund that seeks long-term capital appreciation and current income by investing over 80% of its assets in equity securities of companies within the United States.

         VANGUARD TOTAL BOND MARKET INDEX SIGNAL - is a fund that seeks to track the performance of a broad, market-weighted bond index.

         AMERICAN CENTURY REAL ESTATE INVESTMENT FUND - seeks long-term capital appreciation; current income is a secondary consideration. The fund invests at least 80% of assets in equities issued by companies in the real estate industry.

         ROYCE VALUE SERVICE FUND - is a small growth fund that seeks long-term capital appreciation by investing at least 80% of assets in equity securities.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 3.   INVESTMENT PROGRAMS - CONTINUED

         DWS EQUITY 500 INDEX S FUND - is a large company growth and income fund that invests primarily in equity securities of companies included in the S&P 500.

         AMERICAN FUNDS GROWTH FUND OF AMERICA A - is a large growth fund that seeks capital growth by investing primarily in common stocks. The fund may invest up to 15% of assets in securities of issuers domiciled outside of the United States and Canada.

         FIRST EAGLE OVERSEAS FUND A - is a foreign stock fund that seeks long-term capital growth by investing primarily in equities of small and mid-sized foreign companies in developed and emerging markets.

         AMERICAN FUNDS EUROPACIFIC GR A - is a large company foreign stock fund that seeks long-term capital appreciation by investing in companies domiciled in developed countries outside the United States.

         AMERICAN FUNDS WASHINGTON MUTUAL A - is a large company value-oriented growth and income fund.

         OPPENHEIMER DEVELOPING MARKETS FUND A - is an emerging markets stock fund that seeks long-term growth by investing in stock of issues in countries with developing markets.

         THIRD AVENUE VALUE INSTI CL - is a small value fund that seeks long-term capital appreciation by investing in equity securities issued by companies that are believed to be undervalued and to have strong financial positions and responsible management.

         FEDERATED CAPITAL RESERVES - Seeks to provide investors with current income consistent with stability of principle and liquidity. The fund pursues its objective by investing primarily in a portfolio of short-term, high-quality, fixed-income securities issued by banks, corporations, and the U.S. government.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 4.   TAX STATUS

     The Plan received a favorable determination letter from the Internal Revenue Service dated April 5, 2002, stating that the Plan and its amendments are qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), and the trust is exempt from taxation under Section 501(a) of the Code. The trust established under the Plan to hold the Plan's assets is intended to qualify pursuant to the appropriate section of the Internal Revenue Code as a tax-exempt organization. The Plan has been amended since receiving the determination letter. However, the Company and the Plan's tax counsel believe that the trust continues to qualify and operate as designed.


NOTE 5.   INVESTMENTS

     Investments that represent 5% or more of the net assets available for Plan benefits at December 31, 2009 and 2008 are as follows:

                                                                   December 31,    December 31,
                                                                       2009            2008
                                                                    Fair Value      Fair Value
                                                                 --------------  --------------
         Bond Fund of America A                                   $                $ 2,886,524
         EuroPacific Growth Fund A                                   6,476,852       2,633,576
         Nexen Inc. Stock Fund                                      16,405,315      11,126,459
         Schwab Stable Value Class S                                 9,995,303       4,528,717
         Vanguard Total Bond Market                                  5,669,546
         Washington Mutual Investors Fund A                          7,297,581       3,598,463
         Oppenheimer Developing Markets Fund A                       4,843,033
         Growth Fund of America A                                    5,857,423       2,410,347
         DWS Equity 500 Index S                                      4,831,307       2,012,263

     During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) increased (decreased) in value by $11,684,088 and $(19,211,763), respectively, as follows:

                                             2009                                     2008
                                -------------------------------   -------------------------------
                                                  Realized and                      Realized and
                                 Interest and      Unrealized      Interest and      Unrealized
                                   Dividends     Gains (losses)      Dividends     Gains (losses)
                                --------------  ---------------   --------------  ---------------
         Mutual funds               $ 534,367      $ 6,583,643       $1,390,669     $(13,024,048)
         Stock funds                   82,350        4,428,968           76,163       (7,717,085)
         Loans to Participants         54,760                            62,538

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 6.   PLAN AMENDMENTS

     On November 19, 2008, the Twelfth Amendment to the Nexen Savings Plan was executed and adopted. The purpose of the amendment was to exclude from participation in the Plan employees whose base salary is paid on the payroll of a foreign Affiliate, regardless of whether a portion of the Employee's compensation or wages is also paid or provided by an Employer.

     On December 18, 2008, the Thirteenth Amendment to the Nexen Savings Plan was executed and adopted. The purpose of the amendment was to 1) update the employer's address to the location at 5601 Granite Parkway, Suite 1400, in Plano, Texas 75024, and 2) to bring the Plan into compliance with the gap period income provisions of the Pension Protection Act of 2006 and Code section 415 final regulations adopted by the Internal Revenue Service on April 5, 2007.

     On November 30, 2009, the Fourteenth Amendment to the Nexen Savings Plan was executed and adopted. The purpose of this amendment was to restate the Income Allocable to Excess Deferrals section of the Plan Document. For plan years beginning on or after January 1, 2008, the income allocable to excess deferrals is equal to the sum of the allocable gain or loss for the taxable year of the individual and does not include gap period income.

NOTE 7.   FAIR VALUE MEASUREMENT

     In accordance with current guidance on fair value measurements and disclosures, the Plan defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities which are required to be recorded at fair value, the Plan considers the principal or most advantageous market in which the Plan would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability, such as inherent risk, transfer restrictions and credit risk.

     The Plan applies the following fair value hierarchy, which prioritizes the inputs used to measure fair value into three levels, and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

         LEVEL 1 -- Quoted prices in active markets for identical assets or liabilities.

         LEVEL 2 -- Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 7.   FAIR VALUE MEASUREMENT - CONTINUED

         LEVEL 3 -- Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

     The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

     MUTUAL FUNDS

         These investments are public investment vehicles valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market and classified within level 1 of the valuation hierarchy.

     COLLECTIVE INVESTMENT TRUST (STABLE VALUE FUND)

         These investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

     NEXEN INC. COMMON STOCK

         Nexen Inc common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within Level 1 of the valuation hierarchy.

     LOANS TO PARTICIPANTS

         Loans to Plan participants are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 7.   FAIR VALUE MEASUREMENT - CONTINUED

     Below are the Plan's financial instruments carried at fair value on a recurring basis by the fair value hierarchy levels described above:

                                                                    As of December 31, 2009
                                           ---------------------------------------------------------------

                                             Quoted Prices
                                               in Active       Significant   Significant
                                              Markets for       Observable   Unobservable
                                           Identical Assets       Inputs        Inputs           Total
                                               (Level 1)        (Level 2)     (Level 3)       Fair Value
                                           ----------------- -------------- ------------- ----------------
       Assets:
         Common stock - Nexen                 $ 16,405,315     $     -        $     -       $ 16,405,315
         Mutual funds
             Bond                                5,669,546           -              -          5,669,546
             Domestic equity                    25,160,337           -              -         25,160,337
             Real estate                         3,129,953           -              -          3,129,953
             International/global               14,199,994           -              -         14,199,994
         Collective investment trusts                -           9,995,303          -          9,995,303
             (Stable value fund)
         Participant loans                           -               -          804,239          804,239
                                           ----------------- -------------- ------------- ----------------
             Total assets                     $ 64,565,145     $ 9,995,303    $ 804,239     $ 75,364,687
                                           ================= ============== ============= ================


                                                                    As of December 31, 2008
                                           ---------------------------------------------------------------

                                             Quoted Prices
                                               in Active       Significant   Significant
                                              Markets for       Observable   Unobservable
                                           Identical Assets       Inputs        Inputs           Total
                                               (Level 1)        (Level 2)     (Level 3)       Fair Value
                                           ----------------- -------------- ------------- ----------------
       Assets:
         Common stock - Nexen                 $ 11,126,459     $     -        $     -       $ 11,126,459
         Mutual funds
             Bond                                2,886,524           -              -          2,886,524
             Domestic equity                    11,430,624           -              -         11,430,624
             Real estate                         1,385,697           -              -          1,385,697
             International/global                5,766,032           -              -          5,766,032
         Collective investment trusts                -           4,528,717          -          4,528,717
             (Stable value fund)
         Money market fund                           -             568,678          -            568,678
         Participant loans                           -               -          808,274          808,274
                                           ----------------  -------------- ------------- ----------------
             Total assets                     $ 32,595,336     $ 5,097,395    $ 808,274     $ 38,501,005
                                           ================  ============== ============= ================

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 7.   FAIR VALUE MEASUREMENT - CONTINUED

     The table below sets forth a summary of changes in the fair value of the Plan's Level 3 investment assets and liabilities for the years ended December 31, 2009 and 2008:

          Balance, January 1, 2008                                    $ 761,928
          Issuances, Payments, Maturities                                46,346
                                                              ------------------
          Balance, December 31, 2008                                    808,274
          Issuances, Payments, Maturities                                (4,035)
                                                              ------------------
          Balance, December 31, 2009                                  $ 804,239
                                                              ==================


NOTE 8.   DOL INQUIRY

     In 2008 the Department of Labor (DOL) conducted an audit of the Plan. In a letter dated May 9, 2009, the Department of Labor noted several possible violations and requested further information and comment. The Company responded to the DOL in a letter dated June 4, 2009 with additional information and explanation of why it believes no violations occurred. On March 4, 2010, the Department of Labor replied to the Company's letter and noted all possible violations noted during the audit would be rescinded and no violation occurred based on the responses provided to the original findings.

                               NEXEN SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 9.   RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

     The following is a reconciliation of net assets available for benefits and changes in net assets available for benefits per the financial statements to Schedule H of Form 5500 as of and for the years ending:

                                                                                      2009             2008
                                                                               --------------  ---------------
         Net assets available for benefits per financial statements             $ 75,420,223    $  38,771,592
         Adjustment from contract value to fair value not reported
              on Schedule H of Form 5500                                              68,943         (219,680)
                                                                               --------------  ---------------
         Net assets available for benefits per Schedule H of
              Form 5500                                                         $ 75,489,166    $  38,551,912
                                                                               ==============  ===============


         Increase (Decrease) in net assets available for benefits
              per financial statements                                          $ 36,648,631    $ (20,021,728)
         Adjustment from contract value to fair value reported
              on Schedule H of Form 5500                                             288,623         (180,086)
         Transfers of assets into the Plan included in increase
              in net assets available for benefits per financial statements
              but not included in net income per Schedule H of Form 5500         (22,313,374)         (64,116)
                                                                               --------------  ---------------


         Net gain (loss) per Schedule H of Form 5500                            $ 14,623,880    $ (20,265,930)
                                                                               ==============  ===============

     Investments in the common collective trust are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

                             SUPPLEMENTAL SCHEDULE

                               NEXEN SAVINGS PLAN
         SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                EIN: 06-0944810
                                PLAN NUMBER 001
                               DECEMBER 31, 2009


(a)                (b)                                     (c)                               (d)         (e)
                                                 Description of Investment including
         Identity of Issuer, borrower             maturity date, rate of investment,                   Current
           lessor, or similar party               collateral, par, or maturity value        Cost #      value
---- --------------------------------------  --------------------------------------------- -------  -------------
PARTICIPANT-DIRECTED INVESTMENTS:

     The Vanguard Group                      Vanguard Total Bond Market
                                                  Net Asset Value $10.35                              $ 5,669,546

     The American Funds Group                Washington Mutual Investors Fund A,
                                                  Net Asset Value $24.64                                7,297,581

     The American Funds Group                EuroPacific Growth Fund A,
                                                  Net Asset Value $38.34                                6,476,852

     American Beacon                         American Beacon Small Cap Value Plan
                                                  Net Asset Value $15.50                                2,493,370

     DWS Investments                         DWS Equity 500 Index Fund,
                                                  Net Asset Value $125.14                               4,831,307

     First Eagle Funds                       First Eagle Overseas Fund A,
                                                  Net Asset Value $19.46                                2,880,109

     Royce Funds                             Royce Value Service Fund,
                                                  Net Asset Value $10.13                                2,668,650

     The American Funds Group                Growth Fund of America A,
                                                  Net Asset Value $27.33                                5,857,423

     Third Avenue Funds                      Third Avenue Value Fund,
                                                  Net Asset Value $46.32                                2,012,006

     American Century Investments            American Century Real Estate Investment Fund,
                                                  Net Asset Value $14.43                                3,129,953

     Oppenheimer Funds                       Oppenheimer Developing Markets Fund A,
                                                  Net Asset Value $28.76                                4,843,033

     Schwab Funds                            Schwab Stable Value Class S,
                                                  Net Asset Value $18.82                                9,995,303

     Bank of America                         Cash                                                         183,602

*    Nexen Inc.                              Nexen Inc. Stock Fund,
                                                (Nexen Inc. Stock, no par,
                                                 Net Asset Value $23.93)                               16,405,315

*    Loans to Participants                   Interest Rates From 4.43% to 9.13%                           804,239
                                                                                                     -------------
                                                                                                     $ 75,548,289
                                                                                                     =============

*   Indicates each identified person/entity known to be party-in-interest.

#   Historical   cost   information   omitted  as  it  is  not   required   for
    participant-directed investments.

    This supplemental schedule lists assets held for investment purposes at December 31, 2009, as required by the Department of Labor's Rules and Regulations for Reporting and Disclosure.

                                   SIGNATURES

     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Nexen Petroleum U.S.A. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DATED:  June 23, 2010

                                         NEXEN SAVINGS PLAN

                                         By:  Nexen Petroleum U.S.A. Inc.



                                         By:  /s/ Brian C. Reinsborough
                                              ---------------------------------
                                              Brian C. Reinsborough, President

                               INDEX TO EXHIBITS


        EXHIBIT
        NUMBER                 DESCRIPTION OF EXHIBITS

           1               Consent of Weaver & Tidwell, L.L.P.